Mail Stop 3561

December 7, 2006

<u>By U.S. Mail</u>

Mr. Steven A. Rogers
Principal Accounting Officer
Dominion Resources, Inc.
701 East Cary Street
Richmond, VA 23261

       Re: Dominion Resources, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 2, 2006
              File No. 1-08489

Dear Mr. Rogers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran
              Branch Chief Accountant